June 29, 2005

PRESS RELEASE

NOBLE HOUSE ENTERTAINMENT ANNOUNCES
SUMMER 2005 PRODUCTION SLATE

FOR IMMEDIATE RELEASE

TORONTO -- Noble House Film & television, the motion picture development, production and distribution arm of Noble House Entertainment Inc. (OTCBB: NHSEF) is pleased to announce that principal photography is scheduled to begin on two feature films, DUE PROCESS and KING OF SORROW.

DUE PROCESS, produced in conjunction with Toronto-based ORP Productions Inc. and owned on a 50/50 basis, is an intellectual thriller in which a law school class tries a fellow student for the murder of their professor.  The film is directed by Michael Hlinka and produced by Lowell Conn.  DUE PROCESS commences principal photography on location at University of Toronto's Knox College in mid-July.

KING OF SORROW is directed and written by Damian Lee.  Set against the operatic scape of Tosca, a suicidal psychiatrist and a misguided drug addicted homicide detective share a bed of redemption and damnation in this darkly hopeful psychological thriller.  KING OF SORROW commences principal photography in and around the Greater Toronto Area in August.  Noble House has licensed the intellectual rights of KING OF SORROW for $500,000USD to King of Sorrow Production Incorporated.  This sum is secured by the assignment of all U.S. rights to Noble House.

Kam Shah, CFO of Noble House Entertainment Inc. says, “KING OF SORROW and DUE PROCESS are the first of our films that are moving into production.  The line-up of high quality intellectual properties that we own outright puts us in a very enviable position.”

Both DUE PROCESS and KING OF SORROW are fully financed by private equity and the Canadian and Provincial Labour Rebates.  Each film will be completed and delivered by the year-end 2005.

About Noble House Entertainment Inc.:

Noble House Entertainment Inc. (OTCBB: NHSEF), a Canadian-based film and television production and distribution company, develops highly commercial and artistic projects that are international in scope and content. Noble House's Canadian-based operations provide a strategic advantage in terms of financing and talent. All projects are currently designed to qualify as Canadian content. The Company facilitates industry financing, production, and distribution of its projects.

For more information, please contact Damian Lee at 416-203-2996 or visit www.nhentertainment.com.  Media inquiries should be directed to John Robinson at 416-860-0211 or visit www.currentcapital.com.